EXHIBIT 21.1
SUBSIDIARIES

Name	Jurisdiction of Organization
Hines Global REIT Properties LP	Delaware
Hines Global REIT 17600 Gillette GP LLC	Delaware
Hines Global REIT 17600 Gillette LP	Delaware
Hines- Moorfield UK Venture S.Á.R.L. (Lux)	Luxembourg
Hines- Moorfield Brindley 3 S.Á.R.L.	Luxembourg
Hines- Moorfield Brindley 4 S.Á.R.L.	Luxembourg
Hines- Moorfield Brindley 5 S.Á.R.L.	Luxembourg
Hines- Moorfield Brindley 6 S.Á.R.L.	Luxembourg
Hines- Moorfield Brindley 9 S.Á.R.L.	Luxembourg
Hines- Moorfield Brindley 100 S.Á.R.L.	Luxembourg
Hines Global REIT Hock Plaza I LLC	Delaware
Hines Global REIT Southpark Center II GP LLC	Delaware
Hines Global REIT Southpark Center II LP	Delaware
Hines Global REIT 50 South Sixth LLC	Delaware
HGR International Investment Manager LLC	Delaware
Hines Global REIT European Holdings LLC	Delaware
Hines Global REIT HoldCo S.A.R.L.	Luxembourg
Sofina Properties Limited	British Virgin Islands